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                                                                     EXHIBIT 9.2




                 AMENDMENTS TO THE INVESTOR RIGHTS AGREEMENT

        The following amendment to the Investor Rights Agreement dated August 22, 1997, as amended on February 24, 2000 among Capstone Turbine Corporation, a California corporation (the "Company") and each of the shareholders, optionholders, and warrant holders of the Company was approved by such pursuant to the Consent Solicitation dated April 13, 2000.


        3.1 Piggyback Registrations. The first sentence of Section 3.1 is deleted in its entirety and replaced with the following:

               "If at any time the Company shall determine to register for its own account or the account of others under the Securities Act (including, without limitation pursuant to a demand for registration of any Shareholder of the Company) any of its equity securities, other than on Form S-8 or Form S-4 or their then equivalents and other than in connection with any Initial Public Offering which is a Qualified Public Offering (a "Piggy-Back Registration"), it shall send to each Holder, written notice of such determination and, if within fifteen (15) days after receipt of such notice, such Holder shall so request in writing, the Company shall use its diligent efforts to include in such registration statement all or any part of the Registrable Shares such Holder requests to be registered, except that if, in connection with any offering involving an underwriting of Common Stock to be issued by the Company, the managing underwriter shall impose a limitation on the number of shares of Common Stock which may be included in the registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution, then the Company shall be obligated to include in such registration statement only such limited portion (or none, if so required by the managing underwriter) of the Registrable Shares with respect to which such Holder has requested inclusion hereunder."


        The following amendment to the Investor Rights Agreement dated August 22, 1997, as amended on February 24, 2000 among Capstone Turbine Corporation, a California corporation (the "Company") and each of the shareholders, optionholders, and warrant holders of the Company was approved by such pursuant to the Consent Solicitation dated May, 2000.


        The definition of the term "Qualified Public Offering" is deleted in its entirety and replaced with the following:

        "Qualified Public Offering" means an underwritten public offering on a firm commitment basis pursuant to an effective registration statement filed pursuant to the Securities Act of 1933 , as amended, covering the offer and sale of Common Stock of the Company in which the net proceeds of the offering equal or exceed $30,000,000 (net of underwriting discounts and commissions) and in which the price per share of the Common Stock equals or exceeds $8, which price per share

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        shall be subject to the appropriate adjustments for Recapitalization
        Events; provided, however, that no adjustment shall be made to the $8 price per share in connection with the proposed three-for-five reverse stock split pursuant to the Notice and Consent Solicitation dated May, 2000, if any)."